February 24, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Ibolya Ignat
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Albany Molecular Research, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 000-25323

Dear Ms. Ignat:

We are responding to your oral comment of February 24, 2010 regarding the response letter filed by Albany Molecular Research, Inc. (the “Company”) on January 8, 2010 in response to the comment letter received by the Company from the SEC relating to the Form 10-K for the fiscal year ended December 31, 2008 filed by Albany Molecular Research, Inc. (the “Company”) on March 13, 2009 (the “10-K”).  For ease of reference, we have repeated your comment in bold text preceding our response below.

1.
In your response to Comment 1 you reference Exhibit 10.18 to the 2008 Form 10-K [Which references exhibit 10.19 of the 2006 Form 10K].  It does not appear that you filed the Agreement in the 2006 Form 10-K.   Please represent that you will file the Agreement in the upcoming Form 10-K, or explain where you filed the Agreement on EDGAR.

We made an error in the referenced Exhibit in the 2006 Form 10-K.  The License and Research Agreement between the Company and BMS, which includes a detailed schedule of milestone events, is filed as Exhibit 10.22 to the 2005 Form 10-K filed by the Company on March 16, 2006.

Ms. Ignat
February 24, 2010

Should you have any questions regarding this matter, please contact me at (518) 512-2211.

Very truly yours,

/s/ Mark T. Frost
Mark T. Frost
Chief Financial Officer